SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For October 15, 2014

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXCEPT FOR REFERENCES TO “NET BOOKINGS, EXCLUDING EUV” AND “SYSTEM BACKLOG, EXCLUDING EUV,” EXHIBITS 99.1, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON S-8 (FILE NO. 333-13332), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938) OF ASML HOLDING N.V., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“ASML confirms full-year sales guidance, supported by solid backlog”, press release dated October 15, 2014
99.2	“ASML 2014 Third Quarter Results: ASML confirms full-year sales guidance, supported by solid backlog”, presentation dated October 15, 2014
99.3	Summary U.S. GAAP Consolidated Financial Statements
99.4	Summary IFRS Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: October 15, 2014	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer